SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.: 6)*

Name of issuer:  OneBeacon Insurance Group, Ltd.

Title of Class of Securities:  Common Stock

CUSIP Number:  G67742109

Date of Event Which Requires Filing of this Statement: December 31, 2015

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(X) Rule 13d-1(b)

(  ) Rule 13d-1(c)

(  ) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page(s))

CUSIP No.:  G67742109                                                    13G

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plan(s).

I.R.S. Identification Number 23-2186884.

2. CHECK THE APPROPRIATE [LINE] IF A MEMBER OF A GROUP

Not Applicable      A.       B.

3. SEC USE ONLY

4. CITIZENSHIP OF PLACE OF ORGANIZATION

Pennsylvania

(For questions 5-8, report the number of shares beneficially owned by each reporting person with:)

5. SOLE VOTING POWER

                None

6. SHARED VOTING POWER

                2,195,907 Shares

7.  SOLE DISPOSITIVE POWER

                None

8.  SHARED DISPOSITIVE POWER

                2,195,907 Shares

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                2,195,907 Shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                Not applicable

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                9.34%

12.  TYPE OF REPORTING PERSON

                BK

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

_________________

Item 1 (a) — Name of Issuer

                OneBeacon Insurance Group, Ltd.

Item 1 (b) — Address of Issuer’s Principal Executive Offices:

605 Highway 169 North Suite 800

Plymouth, MN  55441

Item 2 (a) — Name of Person Filing:

                Vanguard Fiduciary Trust Company, in its capacity as trustee for certain employee benefit plan(s).

Item 2 (b) – Address of Principal Business Office or, if none, residence

500 Admiral Nelson Blvd.
Malvern, PA 19355

Item 2 (c) — Citizenship

                Vanguard Fiduciary Trust Company is a trust company organized under the laws of the Commonwealth of Pennsylvania

Item 2 (d) — Title of Class of Securities

                Common Stock

Item 2 (e) — CUSIP Number

                G67742109

Item 3 — Type of Filing:

                If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
                (b) X Bank as defined in Section 3(a)(6) of the Act.

Item 4 — Ownership:

                (a) Amount Beneficially Owned:

                                2,195,907 Shares

                (b) Percent of Class:

                                9.34%

                (c) Number of shares as to which such person has:

                                (i) sole power to vote or to direct the vote: None

                                (ii) shared power to vote or to direct the vote: 2,195,907 Shares*

                                (iii) sole power to dispose or to direct the disposition of: None

                                (iv) shared power to dispose or to direct the disposition of: 2,195,907 Shares**

* Vanguard Fiduciary Trust Company is the trustee of certain employee benefit plans, which are subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Shares of the issuer's Common Stock are held in trust for the benefit of employees in the plans. As of December 31, 2015, the trustee held 2,195,907 shares of the issuer's Common Stock on behalf of the plans, all of which had been allocated to plan participants. The plan trustee votes shares allocated to participant accounts as directed by participants subject to Section 404 of ERISA.

**Shares of Common Stock are held in the issuer's employee benefit plans in various accounts and were allocated by the source of contribution (employer, the predecessor to the employer or the employee). Shares of Common Stock held by the trustee on behalf of the plans may be disposed of by the plans or the trustee only in accordance with the terms of the plans.

Item 5.  Ownership of Five Percent or Less of a Class.

                Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                All of the securities are beneficially held by Vanguard Fiduciary Trust Company in its fiduciary capacity, as trustee of certain employee benefit plans. As a result, participants in the plans are entitled to receive dividends or proceeds from the sale of shares reported in this Schedule 13G in accordance with the terms of the plans.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not Applicable

Item 8. Identification and Classification of Members of the Group.

                Not Applicable

Item 9.  Notice of Dissolution of Group.

                Not Applicable

Item 10. Certification.

                By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                Vanguard Fiduciary Trust Company disclaims beneficial ownership of all shares held in trust by the trustee that have been allocated to the individual accounts of participants in the plans for which directions have been received, pursuant to Rule 13d-4 under the Securities Exchange Act of 1934.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Date: February 2, 2016

                                                Vanguard Fiduciary Trust Company, Trustee

                                                By: /s/ Caroline Cosby

                                                Name: Caroline Cosby

                                                Title: Secretary